

June 8, 2020

Elmar Schaerli
Chief Financial Officer
Auris Medical Holding Ltd.
Clarendon House
2 Church Street
Hamilton HM11
Bermuda

   Re: Auris Medical Holding Ltd.
     Form 20-F for the Fiscal Year ended December 31, 2019
     Filed April 16, 2020
     File No. 001-36582

Dear Mr. Schaerli:

   We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

   After reviewing your response to this comment, we may have additional comments.

Form 20-F for the Fiscal Year ended December 31, 2019

Consolidated Financial Statements
Note 2. Basis of Presentation, Intangible Assets, Research and Development, page F-12

1. We reference the disclosure that direct expenditures related to AM-125 are capitalized because the criteria discussed in Note 3 have been met. We also note the discussion on page F-9 that the development is primarily focused on the delivery route and formulation and not the drug itself. Since you have not received regulatory approval for AM-125 please provide us with your analysis of paragraph 57 of IAS 38 in determining that the expenditures meet the criteria for capitalization.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Kristin Lochhead at (202) 551-3664 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences